UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Jane Butel Corporation
                            ----------------------

                               (Name of Issuer)

        Series A Convertible Preferred Stock, $1.00 par value per share
        ---------------------------------------------------------------
                         (Title of Class of Securities)

470766 106 for the Common Stock (no CUSIP Number issued for the Preferred Stock)
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Douglas D'Agata
                         Interim Chief Executive Officer
                                Jane Butel Corp.
               400 Gold Ave. SW, Suite 750, Albuquerque, NM 87102
(505) 314-0787
               --------------------------------------------------
               (Address of principal executive offices) (Zip Code)
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 10, 2005
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.



CUSIP  No.    470766  106  for  the Common Stock (no CUSIP Number issued for the
Preferred  Stock)


1.  Name  of  Reporting  Person:            I.R.S.  Identification Nos. of above
    Geneva  Atlantic  Capital,  Corp.       persons  (entities  only):  XX

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
          (a)          []
          (b)          []

3.  SEC  Use  Only:

4.  Source  of  Funds  (See  Instructions):
    OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): []

6.  Citizenship  or  Place  of  Organization:
    Massachusetts

      Number of    7.   Sole Voting Power:
       Shares           715,000 shares  (71,500,000  shares of Common Stock upon
    Beneficially        conversion of  Preferred  Stock)
      Owned by     8.   Shared  Voting  Power:
   Each Reporting       0
    Person With    9.   Sole  Dispositive  Power:
                        715,000  shares  (71,500,000  shares of Common Stock
                        upon  conversion of  Preferred  Stock)
                  10.   Shared  Dispositive  Power:
                        0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 715,000 shares (71,500,000 shares of Common Stock upon conversion of Preferred Stock)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11): 100.00% (73.88% of Common Stock assuming conversion of Preferred Stock)

14.  Type  of  Reporting  Person  (See  Instructions):  CO


ITEM  1.  SECURITY  AND  ISSUER

     This Schedule 13D ("Schedule") relates to shares of Preferred Stock (the "Preferred Stock") and common stock, with par value $.001 (the "Common Stock") of Jane Butel Corporation (the "Issuer"). The principal executive office of the Issuer is 400 Gold Ave. SW, Suite 750, Albuquerque, NM 87102.

ITEM  2.  IDENTITY  AND  BACKGROUND

     Geneva Atlantic Capital, Corp. is organized in Massachusetts and its principal business is consulting. The address of its principal office is 312 Stuart St., Boston, MA 02116. Geneva Atlantic Capital's president is a director of Jane Butel, Mr. Theodore Smith.

     During the last five years, neither Geneva Atlantic Capital nor, to the best knowledge of Geneva Atlantic Capital or Mr. Smith, any person identified in this Schedule has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr.  Smith  is  a  United  States  citizen.

Item  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     Geneva Atlantic Capital received the shares pursuant to a Preferred Stock Purchase Agreement, attached hereto.

     The source of funds to make the purchase described in the Agreement was working capital of Geneva Atlantic Capital in the amount of $5,000.

Item  4.  PURPOSE  OF  TRANSACTION

     Geneva Atlantic Capital purchased the shares of Preferred Stock as part of a series of transactions in which prior management and directors resigned from the Issuer, substantially all of the assets of the Issuer were sold, and convertible debentures were issued to resolve a significant portion of the Issuer's debt.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

     a. As of June 10, 2005, Jane Butel Corporation had 25,277,000 shares of common stock and 715,000 shares of Class A Preferred Stock outstanding. Geneva Atlantic Capital owns 100% of the Class A Preferred Stock, however, upon conversion of the Preferred Stock, Geneva Atlantic Capital may own 73.88% of the Common Stock. Mr. Smith is deemed to beneficially own 715,000 or 100% of the Class A Preferred Stock (71,500,000 shares, or 73.88%, of Common Stock upon conversion).

     b. The Reporting Person has the sole power to vote and dispose of 715,000 shares of Class A Preferred Stock (71,500,000 shares of Common Stock of the Issuer upon conversion).

     c.  N/A

     d.  N/A

     e.  N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Geneva Atlantic Capital's president is a director of Jane Butel Corporation, Mr. Theodore Smith.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

         Preferred Stock Purchase Agreement between Jane Butel and Geneva Atlantic Capital, Corp., dated June 10, 2005.



                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.


/s/  Theodore  Smith                       Date:  July  1,  2005
----------------------                           -----------------
Theodore  Smith
President




                                 JANE  BUTEL  CORP
                      SERIES  A  CONVERTIBLE  PREFERRED  STOCK
                               PURCHASE  AGREEMENT

     This Agreement is made as of June 10, 2005, by and between Jane Butel, a New Mexico resident ("Butel"), and the Geneva Atlantic Capital, Corp. (the "Purchaser").

                                    RECITALS

     On the terms and conditions set forth herein, Butel desires to sell to the Purchaser, and the Purchaser desires to purchase from Butel 715,000 shares of Jane Butel Corp. (the "Company") Series A Convertible Preferred Stock (the "Shares") which are convertible into 100 (one hundred) shares of the Company's common stock (the "Common Stock").

     NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   AGREEMENTS
Docket
                                    SECTION  1
                      AUTHORIZATION  AND  SALE  OF  THE  SHARES

     1.1     Authorization  of  the  Shares.
             ------------------------------

     (a) The Company has duly authorized Series A Preferred Stock, designated as "Series A Convertible Preferred Stock", which shall have the rights, preferences and privileges provided for in the Designation to be provided by Butel ("Designation").

(b) The Series A Convertible Preferred Stock is validly issued and in good Standing.

     1.2     Transfer  of  the  Shares.  Subject  to  the  terms  and conditions
             -------------------------
hereof, at the Closing, Butel will transfer the Shares to the Purchaser and the Purchaser will accept such Shares from Butel

     1.3     Purchase  Price: The Purchaser shall purchase from Butel the Shares
             ----------------
for  a  total  aggregate  purchase  price  of  $5,000.00 (five thousand dollars)
..

                                    SECTION  2
                             CLOSING  DATE;  DELIVERY

     2.1     Closing  Date.  The  closing date shall be the date upon which this
             -------------
Agreement  is  executed  by  the parties to this Agreement (the "Closing Date").

     2.2     Delivery.   On  the  Closing  Date,  Butel  shall  deliver  to  the
             --------
Purchaser a certificate registered in the Purchaser's name and representing the Shares, against delivery to Butel of a check or wire transfer payable to the order of the Company in the amount of the Purchase Price. The Shares shall be delivered free of any claims, liens or encumbrances.


                                    SECTION  3
                  BUTEL/COMPANY  REPRESENTATIONS  AND  WARRANTIES

     Except as disclosed in the Schedules attached hereto, the Company makes the following representations and warranties to the Purchaser:

     3.1     Authorization.  The  execution,  delivery  and  performance of this
             -------------
Agreement, and any other agreements related to this Agreement, by Butel have been properly and duly authorized by all requisite corporate action by the Company. In addition, all other actions taken by Butel in connection with the transactions contemplated by this Agreement were properly and duly authorized by all requisite corporate action by the Company. This Agreement and all documents and agreements executed in connection herewith, constitute valid and binding obligations of Butel and the Company. The issuance and sale of the Shares will not give rise to any preemptive rights or rights of first refusal on behalf of any person in existence on the date hereof.

     3.2     Conversion  Stock.  The  Conversion Stock has been duly and validly
             -----------------
reserved  for  issuance.

     3.3     Accuracy  of  Reports.  All reports (the "SEC Reports") required to
             ---------------------
be filed by the Company during the period from January 1, 2005 to the date of this Agreement under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), have been duly filed, complied in all material respects with the Exchange Act and the requirements of their respective forms (as of their respective filing dates), were complete and correct in all material respects as of the dates at which the information was furnished, and none contains (as of their respective dates of filing) any untrue statement of a material fact nor omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances in which made, not misleading.

     3.4     No  Conflict.  The  provisions  of  each  of  this  Agreement  and
             ------------
the Designation do not constitute any violation, or conflict with or constitute a default under, any indenture, mortgage, deed of trust or other agreement, instrument, court order, judgment, decree, statute, rule or regulation (each a "Term" and collectively the "Terms") to which the Company or any of its subsidiaries is a party or by which it is bound. The execution, delivery and performance of and compliance with this Agreement, the issuance of the Securities pursuant to the terms hereof and the performance of the Company's obligations hereunder and thereunder (i) will not result in any violation or be in conflict with or constitute a default under any Term, (ii) will not result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Company or its subsidiaries pursuant to any such Term, and (iii) will not conflict with or violate any applicable law, rule, regulation, judgment, order or decree of any government, governmental instrumentality or court having jurisdiction over the Company, any of its subsidiaries, or any of the Company's or subsidiaries' assets or properties, subject to such exceptions as would not have a Material Adverse Effect.
     3.5     Governmental  Consents.  No  consent, approval or authorization of,
             ----------------------
or designation, declaration or filing with, any federal, state or foreign governmental authority is required on the part of Butel and the Company in connection with the valid execution and delivery of this Agreement, the offer, sale or the issuance of the Securities or the consummation of any other transaction contemplated hereby.

     3.6     Offering  of  the  Shares.  Neither  the  Company  nor  any  person acting  on
             -------------------------
its behalf has taken or will take any action (including, without limitation, any offering of any securities of the Company under circumstances which would require, under the Securities Act of 1933, as amended (the "Securities Act"), the integration of such offering with the offering and sale of the Securities) which might subject the offering, issuance or sale of the Securities to the registration requirements of the Securities Act.


                                    SECTION  4
                    PURCHASER  REPRESENTATIONS  AND  WARRANTIES

     The  Purchaser  represents  and  warrants  to  the  Company,  as  follows:

     4.1     Investment  Intent.
             ------------------

     (a) Purchaser has substantial experience in business and financial matters and is capable of evaluating the merits and risks of its investment in the Company and is able to bear the economic risks of its investment.

     (c) Purchaser is acquiring the Securities for investment for its own account and not with a view to, or for resale in connection with, any distribution thereof. Purchaser understands that the Securities have not been registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, which depends upon, among other things, the bona fide nature of the investment intent as expressed herein.

     (d) Purchaser acknowledges that the Securities must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available. Purchaser is aware of the provisions of Rule 144 promulgated under the Securities Act ("Rule 144") which permit limited resale of securities purchased in a private placement subject to the satisfaction of certain conditions, including the existence of a public market for the shares, the availability of certain current public information about the Company, the resale occurring not less than one year after a party has purchased and paid for the security to be sold, the sale being through a "broker's transaction" or in a transaction directly with a "market maker" (as provided by Rule 144(f)) and the number of shares being sold during any three-month period not exceeding specified limitations.

     4.2     Corporate  Power.  Purchaser  has all requisite legal and corporate power
             ----------------
to execute and deliver this Agreement and to carry out and perform its obligations under the terms of this Agreement.

     4.3     Authorization.  The  execution,  delivery  and  performance of this
             -------------
Agreement by the Purchaser has been duly authorized by all requisite corporate action, and this Agreement constitutes a valid and binding obligation of Purchaser enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors, and rules of law governing specific performance, injunctive relief or other equitable remedies.

                                    SECTION  6
                              CONDITIONS  TO  CLOSING

     5.1     Conditions  to  Purchaser's  Obligations.  The  obligation  of  the
             ----------------------------------------
Purchaser to purchase the Shares at the Closing is subject to the fulfillment to the reasonable satisfaction of the Purchaser, on or prior to the Closing Date, of the following conditions any of which may be waived in writing, in whole or in part, by the Purchaser:

     (a) The representations and warranties made by the Company in Section 3 hereof shall be true and correct in all material respects when made, and shall be true and correct in all material respects on the Closing Date;

     (b) All covenants, agreements and conditions contained in this Agreement to be performed by the Company on or prior to the Closing Date shall have been performed or complied with in all material respects; and

     6.2     Conditions  to  Company's Obligations.  The Company's obligation to
             -------------------------------------
sell and issue the Shares to the Purchaser at the Closing is subject to the fulfillment to the Company's reasonable satisfaction, on or prior to the Closing Date, of the following conditions, any of which may be waived in writing, in whole or in part, by the Company:

     (a) The representations and warranties made by the Purchaser in Section 4 hereof shall be true and correct in all material respects when made, and shall be true and correct in all material respects on the Closing Date;

     (b) All covenants, agreements and conditions contained in this Agreement to be performed by the Purchaser on or prior to the Closing Date shall have been performed or complied with in all material respects; and

                                    SECTION  6
                                 INDEMNIFICATION

     6.1     Indemnification.  The parties hereby agree to indemnify, defend and
             ---------------
hold each other and their affiliates harmless from and against any and all costs, losses, liabilities, damages, lawsuits, deficiencies, claims and expenses, including without limitation, interest, penalties, reasonable attorneys' fees and all amounts paid in investigation, defense or settlement of any of the foregoing (, incurred in connection with, arising out of, resulting from, or incident to, any breach of any representation or warranty made by such party in this Agreement


                                    SECTION  7
                                  MISCELLANEOUS

     7.1     Delays  or  Omissions.  No delay or omission to exercise any right,
             ---------------------
power or remedy accruing to the Company or the Purchaser, upon any breach or default under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character by the Company or the Purchaser of any breach or default under this Agreement, or any waiver by the Company or the Purchaser of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in writing, and all remedies, either under this Agreement, or by law or otherwise afforded to the Company or the Purchaser, shall be cumulative.

     7.2     Severability.  In  the  event  that any provision of this Agreement
             ------------
shall be deemed to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

     7.3     Successors  and  Assigns.  Except  as  otherwise expressly provided
             ------------------------
herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

     7.4     Notices,  Etc.  All  notices  and  other communications required or
             -------------
permitted hereunder shall be in writing and shall be delivered either (i) personally, (ii) by facsimile transmission, or (iii) by a nationally recognized overnight courier, in each case with all delivery or postal charges pre-paid, and in each case, addressed attention: President. All notices and communications shall be sent or delivered to the address or fax number, as applicable, for the applicable party as set forth on the signature page of this Agreement, or at such other address or fax number as the applicable party shall have furnished in writing to the other party (or its transferees). Each such notice or communication, addressed and posted as aforesaid, shall for all purposes of this Agreement be treated as effective or having been given (i) when delivered, if delivered personally, (ii) the business day on which the notice or communication is sent, if delivered by facsimile transmission, or (iii) upon the earlier of its receipt or two (2) business days after the business day of deposit with a nationally recognized overnight courier, if delivered by such means.

     7.5     Entire Agreement.  This Agreement and the other documents delivered
             ----------------
pursuant hereto constitute the full and entire understanding and agreement among the parties with regard to the subject matters hereof and thereof, and supersede any and all prior agreements and understandings among the parties.

     7.6     Litigation
             ----------

Disputes  subject  to  arbitration  governed  by  Massachusetts  law
--------------------------------------------------------------------

     All  disputes  arising  under  this  agreement  shall  be  governed  by and
     ---------------------------------------------------------------------------
interpreted  in  accordance  with  the  laws of the Commonwealth of Masschusetts
     ---------------------------------------------------------------------------
without regard to principles of conflict of laws.  The parties to this agreement
    ----------------------------------------------------------------------------
will  submit  all  disputes  arising  under  this  agreement  to  arbitration in
--------------------------------------------------------------------------------
Commonwealth  of  Massachusetts  before  a  single  arbitrator  of  the American
--------------------------------------------------------------------------------
Arbitration  Association  ("AAA").  The  arbitrator  shall  be  selected  by
----------------------------------------------------------------------------
application  of  the  rules  of  the AAA, or by mutual agreement of the parties,
--------------------------------------------------------------------------------
except that such arbitrator shall be an attorney admitted to practice law in the
--------------------------------------------------------------------------------
Commonwealth  of  Massachusetts.  No  party to this agreement will challenge the
--------------------------------------------------------------------------------
jurisdiction  or  venue  provisions  as  provided  in  this  section.
---------------------------------------------------------------------


     7.7     Attorneys'  Fees.  In  the  event  of  any litigation in a court of
             ----------------
competent jurisdiction arising in connection with this Agreement and the transactions contemplated hereby, the prevailing party in judgment shall be entitled to recover reasonable legal fees and costs in connection with such action including any appeals.

     7.8     Independent  Advice  of Counsel.  The parties represent and declare that,
             ------------------------------
in executing this agreement, they relied solely upon their own judgment, belief and knowledge, and had the ability to seek the advice of their own independently selected counsel concerning the nature, extent and duration of their duties and rights contained in this agreement. The parties further represent and agree that they have not been influenced by any representations or statements concerning any matters made by any other party or by any person or attorney representing any other party.

     7.9     Counterparts.  This  Agreement  may  be  executed  in  any  number

             ------------
Of counterparts, each of which shall be an original and all of which together shall constitute one instrument.

                                      *  *  *








                  [REMAINDER  OF  PAGE  LEFT  BLANK  INTENTIONALLY]











     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first written above.

BUTEL


By:  /s/  Jane  Butel
     ----------------
     Jane  Butel,  CEO
     President



PURCHASER



By:  /s/  Theodore  Smith
     --------------------
     Theodore  Smith
     Geneva  Atlantic  Capital  Corp.
     President

COMPANY


By:  /s/  Jane  Butel
     ----------------
     Jane  Butel,  CEO
     President